SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

OPERATING PERFORMANCE

The Revenue Generating Units (RGUs) totaled 9,908,000 in 3Q09, a 35% increase over 3Q08. RGUs are composed of the sum of Pay TV, Broadband, Voice and Digital Video services and their growth shows that the Company has been increasing the penetration on existing infrastructure and the number of services offered to each client.

Pay TV net additions totaled 166,000 new clients in the quarter. The subscriber base closed the quarter with 3,645,000 clients, a 25% increase over the 2.923,000 in 3Q08, with 30,000 clients from the consolidation of ESC90. The Digital Video base reached 984,000 clients, 16% up on 3Q08, representing a 27% penetration over the total pay TV base. The churn rate in the past 12 months increased from 14.5% in 3Q08 to 16.0% in 3Q09.

Broadband net additions totaled 185,000 in the quarter. The subscriber base totaled 2,790,000, a 36% increase over the 2,059,000 subscribers in 3Q08. Bidirectional household penetration reached 34% and pay TV penetration, 77%. The consolidation of ESC90 increased our client base by 25,000 clients. In the past 12 months, churn rate rose from 17.1% in 3Q08 to 20.3% in 3Q09.

Fixed Line net additions amounted to 203,000 lines in the quarter, with lines in service totaling 2,489,000, 63% up on 3Q08.

Consolidated ARPU was R$ 134.25 in 3Q09, down by 1% from R$135.63 in 3Q08. Excluding the effect of BIGTV and ESC90, ARPU would have come to R$ 135.12, practically stable when compared to 3Q08.

FINANCIAL PERFORMANCE

In 9M09, Net Revenue totaled R$ 3,378.7 million, 26.6% higher than the R$2,668.6 million in the same period of 2008.

Year-to-date Operating Costs stood at R$ 1,663.4 million, 30.5% higher than R$ 1,274.2 million in 9M08. The main items behind the increase were Programming and Royalties costs, due to the annual contractual adjustment of prices by certain channels and to the increase of the Pay TV base, costs with payroll and benefits, due to the growth in the number of employees and the collective salary bargaining that takes place in July, and Internet Access, Call Center and Other costs which, with the growth subscriber base and subscriptions to higher-speed packages, the costs to ensure connection at said speeds has increased. To optimize the use of its bandwidth and consequently its costs, the Company has been improving its network infrastructure, as well as broadening its peering network which, besides reducing link consumption, improves the broadband clients’ internet experience as it permits direct connection to content providers. The Company has also been improving its model in order to reduce Call Center costs as the new regulation and the growth in client and service bases has increased such costs. Thanks to these initiatives, the costs have already slowed down the growth pace.

Selling, General, Administrative and Other Expenses totaled R$ 790.6 million in 9M09, 19.4% higher than the R$ 662.4 million in 9M08, mainly due to the increase in maintenance expenses for number portability systems and higher payroll expenses due to the higher number of employees. As a percentage of net revenue, these expenses declined from 26% in 9M08 to 24% in 9M09.

Bad Debt Expenses (PDD) were R$ 32.0 million in 9M09, 10.4% higher than the R$ 28.9 million in 9M08. As a percentage of net revenue, PDD remained stable at 1% in both periods.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 892.7 million in 9M09, 27% higher than the R$ 703.0 million in 9M08. EBITDA margin was 26.4% .

Depreciation and Amortization expenses in 9M09 totaled R$ 415.2 million, against R$ 445.7 million recorded in 2008, a 6.8% drop, mainly due to the end of amortization of goodwill from future profitability of the subsidiaries in compliance with Law 11,638/07. On the other hand, the depreciation related to residential installations increased from R$79.7 million in 9M08 to R$91.1 million in 9M09.

Net Financial Result in 9M09 was positive at R$ 106.5 million, compared to an expense of R$ 135.6 million in 9M08, due to the following:

Financial Expenses declined from R$ 210.8 million in 9M08 to a positive R$ 40.8 million in 9M09, due to the appreciation of the Brazilian Real against the US Dollar and its positive impact on the dollar-denominated debt from Banco Inbursa, perpetual bonds and the purchase of equipment from foreign suppliers. Moreover, there was the reversal of the tax contingency provision in the quarter after a favorable legal decision. The provision relates to the filing of a lawsuit over the payment of PIS and COFINS taxes. It is important to mention that the reversal of the provision did not have any cash or tax effect. On the other hand there were losses with hedge operations carried out to protect the disbursement relative to the interest on perpetual bonds and the Inbursa loan, as well as the purchase of imported equipment due to the appreciation of the Brazilian real versus the U.S. dollar.

Financial Income declined by 12.6%, from R$ 75.2 million in 9M08 to R$ 65.7 million in 9M09, due to the reduction in the average CDI rate, the index used to calculate interest on investments, in the period, and the lower availability of funds.

Gross Debt, which includes interest booked and the principal, totaled R4 1,626.2 million in September 2009, a 1.9% drop from June 2009. This decrease is mainly due to the appreciation of the Brazilian real against the U.S. dollar, the index that restates loans in U.S. dollars, the Banco Inbusa loan and the perpetual bonds.

In 9M09, Capex totaled R$ 703.2 million, mainly due to the increased purchases of node-breaking equipment and depreciation of the Brazilian real, which increased the price of imported equipment, 78% of which is variable, allocated mainly to residential installations and node breakings. Maintenance and discretionary project Capex represented 22% of total investments and was mainly spent on improvements to the general infrastructure.

The Company closed 9M09 with Net Income of R$ 457.0 million, versus a loss of R$ 0.7 million in 9M08, driven mainly by the foreign exchange gains on the US dollar debt and reversal of the tax contingency provision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.